TITAN IRON ORE CORP.
Suite #110 - 3040 North Campbell Avenue
Tucson, Arizona 85719 USA

June 7, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549 USA

Attention:	Mark P. Shuman, Branch Chief - Legal

Dear Sirs:
Re:	Titan Iron Ore Corp. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed May 23, 2013 File No. 333-186826

The Company writes in response to your letter (the “Letter”) of June 6, 2013 to Mr. Andrew Brodkey, President, CEO and director of the Company, with respect to Amendment No. 2 to the Registration Statement on Form S-1 as noted above and filed by the Company.  The Company’s responses are numbered in a manner that corresponds with your comments as set out in the Letter.

General

1.
We note your response to prior comment 3. We do not believe that the lack of a definitive purchase agreement and established financing for the transaction are sufficient to establish that the transaction is not probable. We note several factors suggesting that the acquisition may be probable, including the entry into a binding letter of intent, payment of a non-refundable deposit of $25,000, intent to engage in due diligence and public disclosure of your plans to acquire Sunrise. Please provide further analysis to support your conclusion regarding the probability of the Sunrise acquisition. For example, address the actions taken by your board of directors in connection with the acquisition, the status of your due diligence activities, actions that you have taken or plan to take to obtain a source of financing and the status of negotiations regarding a definitive purchase agreement. Your analysis should be clear how as to how you have evaluated each aspect of the transaction, including the likelihood of satisfying any contingencies. If you continue to believe that the transaction is not probable, provide a detailed and prominently presented discussion of your analysis in your prospectus so as to alert investors to the fact that you do not believe the acquisition is probable.

We continue to believe that the acquisition of the property from New Sunrise LLC (the “Property”) is not probable because the Company is yet to enter into a definitive purchase agreement or secure the necessary financing to complete the due diligence or the acquisition. We provide further analysis to support our conclusion regarding the probability of the Sunrise acquisition below.

•	As of March 31, 2013, the Company’s current assets consisted of $23,867 in cash and prepaid expenses of $25,000. We note that the purchase price for the Property is $12,000,000.

•
Before the Company can enter into a definitive purchase agreement, the Company needs to be satisfied with the outcome of its due diligence investigations. We have  budgeted around $400,000 to perform the due diligence properly. The first step in the due diligence investigations is a $25,000 laboratory initial metallurgical program to prove that the low grade iron dumps can be upgraded to direct-ship grade iron concentrates. This initial program also needs an additional $15,000 in professional geological fees for sampling and shipping to the lab.

•	Although we have been seeking partners and funding sources, we do not even have a funding source lined up to begin the first steps of the due diligence program.

•
While the Company has entered into an equity line of credit agreement with Ascendiant for $10,000,000, there are significant limitations on the amounts of drawdowns that would make it unlikely that the Company can use it to fund the full due diligence investigation, let alone the acquisition.

➢
The maximum amount the Company can draw down at any one time is an amount equal to (i) 20% of the average daily trading volume of the Company’s common stock during the 7 trading days prior to the date of the drawdown notice, eliminating the 2 days with the greatest trading volume and the 2 days with the least trading volume, multiplied by (ii) the daily volume weighted average price of the Company’s common stock (the “VWAP”) on the trading day immediately prior to the date of the drawdown notice. Notwithstanding the foregoing, no drawdown can exceed $25,000 or such amount that would otherwise cause Ascendiant to exceed a beneficial ownership of 9.99% of our outstanding common stock. Only one drawdown is allowed on each trading day. As of June 7, 2013, this maximum amount would be $2,569.

➢
In addition, before the Company can exercise a drawdown, the Company must have caused a sufficient number of shares of its common stock to be registered to cover the resale of the shares to be issued pursuant to a drawdown and the VWAP must be greater than $0.05 per share on the date of delivery of each drawdown notice. Using the purchase price as of June 6, 2013 ($0.054), the total amount that the Company can drawdown pursuant to this prospectus is only $247,084 (4,575,624 times $0.054).

•
In addition, while we had funded the $25,000 down payment for the binding letter of intent with New Sunrise LLC, we note that functionally, this was the equivalent of  an option payment, since the closing of the purchase is subject to a considerable number of conditions, primarily the satisfactory results of due diligence and the securing of financing.

•
We have not started the negotiation for the definitive purchase document because of the lack of progress on funding and the Company is under no obligation to close the acquisition if the conditions are not satisfied.

In sum, the acquisition is not probable because the Company is nowhere close to obtaining sufficient funding to purchase the Property. The Company does not even have sufficient funding to start its due diligence investigations, which need to be completed in a satisfactory manner before a definitive purchase agreement can be entered.

Because we do not have a lot of funds to keep filing amendments, we will file an amendment to the Form S-1 after this issue is resolved.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP at (604) 687-5700.

Yours truly,

TITAN IRON ORE CORP.

By:	/s/ Andrew Brodkey
Andrew Brodkey, CEO